FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        December, 2002

Commission File Number:     0-24018

ZI CORPORATION
(Translation of registrant’s name into English)

2100 840 7th Ave. SW Calgary, Alberta Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZI CORPORATION (Registrant)

By: /s/ James Duffus Associate General Counsel

Dated:   January 2, 2002

zi corporation

news release

Zi Corporation’s eZiText® Embedded in New Mobile Handsets To
Be Launched in China by Legend Group Ltd

Companies Also Jointly Developed New Chinese Personal Dictionary for
Advanced Wireless Messaging Applications

CALGARY, AB, December 31, 2002 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that its market leading eZiText technology is embedded in a new line of mobile handsets to be launched for sale in China during the first quarter of 2003 by China’s leading information technology (IT) company, Legend Group Limited (“Legend”) (HKSE: stock code 992). eZiText is a truly predictive one-touch text input technology that makes the user interface to mobile, hand-held devices simpler, faster and more personalized.

We chose Zi Corporation as our technology partner for our new line of mobile handsets because of the quality and depth of its support resources and the technical superiority and flexibility of the eZiText technology,” said Si Yijian, director of technology cooperation of the Legend Research Institute. “Legend has accumulated many unique and innovative technologies during its many years of experience in research and development, enabling the Group to quickly turn its mobile handset technology into core technology and launching competitive mobile handsets that best suit the needs of users in China. Additionally, Legend’s strong brand recognition provides many advantages for its mobile handset business,” added Yijian.

Legend has embedded eZiText in both English and Chinese into a new line of GSM handsets positioned to address the mid to high-end of the mobile handset market in China. Zi and Legend also jointly developed a new Chinese personal dictionary based on Zi proprietary technology for incorporation into a new line of Legend mobile handsets that is the basis for an advanced family of personalized messaging applications.

The license agreement with Legend marks the expansion of a relationship that was first established three years ago with the licensing of eZiText for use in Legend’s set-top boxes for interactive televisions. Zi now has licensing agreements with 16 manufacturers in China, the world’s fastest growing and largest wireless market opportunity.

“It is a strong endorsement of eZiText and our company to have been chosen to be the intelligent interface solution for Legend’s new line of mobile handsets,” said Gary Mendel, vice president of sales and marketing, Zi Corporation. “Legend is not only the

Intelligent Interface Solutions

leading IT company in China, it is also a leading brand in Asia. Legend is a well thought of brand with a solid reputation and it has entered the wireless market with a strong commitment to delivering advanced voice, data and messaging solutions using the best available technology,” added Mendel.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company’s core technology products, eZiTap™ and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet is a new network-based platform that enables handset manufacturers and network operators to provide users with access to media rich content and information stored on a network, despite the memory restrictions of the mobile device. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

About Legend Group Limited
Legend Group Limited (HKSE stock code: 992; ADR stock code: LGHLY) is the largest IT corporation in China. The Legend brand personal computer (PC) accounted for a market share of 27.5 percent in the China market in 2001. The Legend brand PC is also the number one best seller in the Asia Pacific region (excluding Japan) and accounted for a market share of 11.9 percent. Apart from manufacturing and sales of PCs, the major businesses of Legend also include provision of IT services and Internet services, manufacturing and sales of hand-held devices and contract manufacturing business.

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation’s current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation’s products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation’s 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:

Investor Inquiries:

Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com

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Media Inquiries:

Allen & Caron Inc Len Hall (Business/Financial media) E-mail: len@allencaron.com Phone: (949) 474-4300

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